Mail Stop 3561
      August 30, 2005


Robert J. Scott
Chief Financial Officer and Director
Viva International
954 Business Park Drive, Suite #2
Traverse City, MI 49686

      RE:	Viva International, Inc.
    	Form 10-KSB for the Fiscal Year Ended December 31, 2004
    	Form 10-QSB for the Quarter Ended June 30, 2005
    	File No. 000-30440

Dear Mr. Scott:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Unless otherwise indicated, where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
In
some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-KSB for the Year Ended December 31, 2004

Going Concern

1. Your independent auditor, Kempisty & Company CPAs, P.C., has issued an explanatory paragraph in their audit report on the substantial doubt about your ability to continue as a going concern.
Financial Reporting Release ("FRR") - 16 requires a discussion of the
registrant`s ability or inability to generate sufficient cash to support its operations during the twelve months following the date of
the latest financial statements presented.   In this regard,
please
expand the disclosure in MD&A and notes to discuss the
registrant`s
viable plan for the twelve months ended December 31, 2005.    Such
discussion should include a reasonably detailed discussion of the expected sources of cash and demands and commitments for cash during
the twelve month period.    Uncertainties associated with the
expected sources, demands and commitments should be addressed.
In
the context of FRR-16, a viable plan is a proposed or on-going plan
to cure the underlying causes of the registrant`s financial
difficulties.   The term viable plan implies that the plan has the
capability of removing the threat to the continuation of the business; it does not mean that success of the plan is assured. Please refer to the guidance in FRR-16 (or Section 607.02 of the Codification of Financial Reporting Releases) and revise accordingly.

Sales and Spin-off of Inactive Subsidiaries

2. Reference is made to MD&A (pages 12-13) and the notes to
financial
statements where you discuss the sale or spin-off of Harry
Westbury
Corporation (2003), Hardyston Distributors (2004), Universal
Filtration Industries (2004) and CT Industries (2004).   All of
these
inactive subsidiaries were in other lines of business, as compared to
your sole remaining active business being an airline.   These
former
subsidiaries had operations, cash flows that were clearly distinguishable operationally and for financial reporting purposes
from your remaining active (airline) operating entity.   It
appears
these were separate components of your entity that should be accounted for as discontinued operations and reported in accordance
with the guidance in SFAS No. 144 (paragraphs 41-44).   The
reporting
of discontinued operations would include all non-airline operating activities including the separate gains (losses) on sale of the non-
airline assets and subsidiary interests and the impairment charges
relating to the non-airline businesses.   Furthermore, the amounts
reported as part of continuing operations would include general & administrative expenses (i.e. general corporate overhead, etc.), amount of interest expense allocable to continuing operations, and the costs and expenses incurred in operating the airline business. We also refer you to EITF Issue No. 87-24 that provides guidance on the allocation of interest to discontinued operations which
requires
disclosure of the accounting policy (including the method of allocation) and the amount of interest allocated to discontinued
operations.     Therefore, it appears you should restate your
consolidated financial statements to report discontinued
operations
for the non-airline disposed business activities.     Please
advise
and revise, as appropriate.




Business - Fulfillment, page 5

3. We note that you will obtain aircraft on a "dry lease" basis
(without fuel).    Please expand your disclosure here and in MD&A
to
discuss how you will obtain fuel including whether you intend to use
any derivatives instruments or any other hedging activities to hedge
exposure to the significant volatility in fuel prices.     If you
intend to hedge your exposure in this area, please describe the nature of such expected activities and its related accounting treatment thereof.

Consolidated Balance Sheet, page F-3

4. We note that you have recognized an asset, Operating License,
valued at $4.5 million on your consolidated balance sheet.   In
our
review of the consolidated statement of changes in stockholders` equity, the notes (1) to the financial statements as well as your financial statements included in your fiscal 2003 Form 10-K, it appears this asset was recognized in fiscal 2003 in connection with the January 8, 2003 exchange agreement whereby you issued 307,500 shares valued at $20/share (or a total of $6.15 million) to acquire a
100% ownership interest of Viva Airlines.      It appears this
exchange agreement transaction resulted in the recognition of this asset, as the consolidated statement of cash flows reflects no
transactions for the acquisition of this asset.   At the time of
the
agreement, you state that Viva Airlines had no assets but solely a letter of intent to acquire an ownership interest in a Dominican
Republic based airline.   Furthermore, on the same date as the
exchange agreement, we note you disposed (spun-off) of your only operating subsidiary ("Harry Westbury, Inc") that essentially left the company with a development stage airline company.

At the date of the January 8, 2003 exchange agreement, the 307,500 shares issued for Viva Airlines represented in excess of 40% of the total shares outstanding based on the approximate 446,000 shares outstanding at December 31, 2002, as disclosed in the consolidated
statement of changes in stockholders` equity.    As Viva Airlines
had
no tangible assets other than an operating license and rights for an
airline, it appears this non-monetary asset should be valued at its
transferors` historical (predecessor) cost basis determined under GAAP since the transferor`s stock ownership following the transaction was so significant that a substantial indirect interest was
retained
in these assets.   In this regard, the predecessor cost basis to
the
airline would be the amounts they paid in cash to obtain such
operating license and rights.   Furthermore, it does not appear
that
the value of the common stock ($20/share) was a reliable and objective value as (i) the common stock had limited trading activity on the Over-the-Counter Bulletin Board (OTCBB); (ii) we note no cash
transactions for a significant block of common stock at this value;
and (iii) the company was basically a development stage airline
company after the exchange agreement transaction.      We also
refer
you to the analogous guidance as provided in Topic 5G of the Staff
Accounting Bulletins (SAB 48).    In the absence of other
supporting
and objective evidence as well as specific literature that
supports
your original accounting treatment; it appears you should restate your consolidated financial statements to value this asset at the transferors` historical cost basis with appropriate disclosure in the
notes to the financial statements.    Please revise and advise, as
appropriate.

Note 4 - Accounts Receivable, page F-15

5. We note that you have recorded accounts receivable of $400,000 as part of various agreements related to the sale and spin off of subsidiaries. Please tell us how you have evaluated the recoverability of these amounts and the need for a reserve against these receivables in accordance with paragraphs 22 and 23 of SFAS 5.

Other - Notes to Financial Statements and Independent Auditor`s
Report

6. If the financial statements are restated for our comments above,
please disclose the nature of the error in previously issued financial statements and the quantifiable impact (effect) of the error in accordance with the guidance in paragraph 37 of APBO No. 20.
In addition, the independent auditor`s report would require recognition of the correction of an error through the addition of a separate explanatory paragraph in accordance with the guidance in
Section 420.12 of the Codification of Statements of Auditing
Standards.   Please revise, if appropriate.

Form 10-QSB for the Quarter Ended June 30, 2005

Consolidated Balance Sheet, page 3
7. Please tell us the reason for the approximate $305,000 increase in the Operating License account balance as of June 30, 2005. We refer you to our prior comment on this asset.

* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.  You may contact Cari Kerr at 202-551-3310 or Joe Foti at
202-551-3816.  You may also contact the undersigned at 202-551-
3812
with any questions.


      Sincerely,



								Michael Fay
								Branch Chief


Via Fascimile: Robert J. Scott, Chief Financial Officer; 231-932-
7563

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Robert J. Scott
Viva International, Inc.
August 30, 2005
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